Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: December 15th, 2006

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press release on proposal for dividend payment

December 15, 2006

EPCOS proposes payment of a dividend

At its meeting on December 14, 2006, the Supervisory Board formally accepted the financial statements of EPCOS AG for fiscal 2006 (October 1, 2005, through September 30, 2006).

In its continuing operations – excluding the tantalum capacitors business that has meanwhile been sold – EPCOS was able to increase its sales by 14 percent in the year under review to EUR 1.31 billion from EUR 1.15 billion in the previous year. Earnings before interest and tax (EBIT) improved by EUR 74 million to plus EUR 47 million. Net income was EUR 35 million, up from minus EUR 66 million a year earlier. Earnings per share rose from minus EUR 1.02 in fiscal 2005 to plus 54 eurocents in the fiscal year just ended.

EPCOS also recorded positive net income for its total Group business – i.e. including the tantalum capacitors business that it has sold. This came to EUR 21 million (compared with minus EUR 119 million a year earlier). Earnings per share were plus 32 eurocents, up from minus EUR 1.83 in fiscal 2005. Net cash flow improved from minus EUR 65 million in the previous year to plus EUR 98 million in the period under review.

Dividend of 20 eurocents

At the Annual General Meeting on February 14, 2007, the Management Board and the Supervisory Board will propose that a dividend of 20 eurocents be paid per dividend-bearing EPCOS share. That would be equivalent to more than 60 percent of consolidated net income for total Group business. “With this dividend, we want our shareholders to profit from the company’s successful performance over the past fiscal year – above and beyond the increase in our share price in recent months,” says EPCOS President and Chief Executive Officer Gerhard Pegam. “Moreover, this step is intended to underscore our own confidence in the future success of EPCOS.”

In the current fiscal year 2007, EPCOS expects sales to increase, Group earnings to improve and net cash flow to be significantly positive.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 12-151206E-W	1 / 2

About EPCOS

EPCOS AG, a manufacturer of electronic components and modules headquartered in Munich, is market leader in Europe and number two worldwide. With its very broad portfolio EPCOS offers a comprehensive range of products from a single source, and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, automotive electronics, industrial electronics and consumer electronics. The EPCOS Group has design, manufacturing and marketing facilities in Europe, Asia, and in North and South America.

Electronic components are found in virtually every electrical and electronic product and are indispensible for their flawless operation. Products from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2006 (October 1, 2005, to September 30, 2006), EPCOS posted sales of EUR 1.31 billion. At September 30, 2006, the company employed about 17,900 people worldwide.

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This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects,” “anticipates,” “intends,” “will,” or similar expressions are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate. They are subject to a number of external risk factors, over which EPCOS has very limited influence. They may include slower growth in significant markets, changes in our customers’ industries, changes in our relationships with our customers, the ability to realize cost reductions, or general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 12-151206E-W	2 / 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: December 15th, 2006	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG